5/25

04030403

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Advent ~~Wireless Inc~~ Communications

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
MAY 25 2004
THOMSON FINANCIAL

FILE NO. 82- 3675 FISCAL YEAR 12-31-03

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☑
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☐
DEF 14A	(PROXY)	☐			

OICF/BY: dw

DAT : 5/25/04

82-3675

~~ADVENT WIRELESS~~ INC.
Advent Communications RECEIVED

NOTICE OF ANNUAL GENERAL MEETING

2004 MAY 25 P 12: 43

NOTICE IS HEREBY GIVEN that the Annual General Meeting of the Shareholders of Advent Wireless Inc. (the "*Company*") will be held at 2550 - 555 West Hastings Street, Vancouver, British Columbia on Wednesday, the 30th day of June, 2004 at 10:00 a.m. for the following purposes:

1. To receive the financial statements of the Company for the fiscal year ended December 31, 2003, together with the auditors' report thereon.

2. To approve and ratify the actions, deeds, and conduct of the Directors on behalf of the Company since the date of the last Annual General Meeting.

3. To re-appoint PricewaterhouseCoopers LLP, Chartered Accountants, as auditors for the ensuing year and to authorize the Directors to fix their remuneration.

4. To approve the Company's 2004 Stock Option Plan (the "*Plan*"), which shall be limited to 10% of the issued shares of the Company at the time of any granting of options.

5. To approve, by disinterested shareholders, reductions in the exercise prices of previously granted options held by insiders, as more fully set forth in the Information Circular accompanying this Notice of Meeting.

AR/S
12-31-03

6. To elect Directors for the ensuing year.

7. To approve by special resolution that:

   (a) the Notice of Articles of the Company be altered to remove the application of the pre-existing company provisions, through the filing of a Notice of Alteration;

   (b) subject to (c) below, the solicitors for the Company are authorized and directed to prepare and electronically file the Notice of Alteration with the Registrar of Companies; and

   (c) the Notice of Alteration shall not be filed with the Registrar of Companies unless and until this resolution has been received for deposit at the Company's record office.

8. To adopt a special resolution that:

   (a) the existing Articles of the Company be deleted in their entirety and the form of Articles presented at the Meeting be adopted as the Articles of the Company; and

(b) the alterations made to the Company's Articles shall take effect upon deposit of this resolution into the Company's Minute Book.

9. To set the hours for inspection of the Company's records.

10. To transact any other business which may properly come before the Meeting.

It is important that your shares be represented at this Meeting to ensure a quorum. If you cannot be present to vote in person, please ensure that your proxy or, if a corporation, your representative, is appointed and present to vote on your behalf at the Meeting. Instructions regarding the appointment of a proxy or representative are contained in the Information Circular.

DATED at Vancouver, British Columbia this 19th day of May, 2004.

BY ORDER OF THE BOARD

"PANG GEN WONG"
President

INFORMATION CIRCULAR
FOR THE MEETING OF SHAREHOLDERS
OF ADVENT WIRELESS INC.
TO BE HELD ON JUNE 30, 2004

SOLICITATION OF PROXIES

THIS INFORMATION CIRCULAR IS FURNISHED IN CONNECTION WITH THE SOLICITATION OF PROXIES BY THE MANAGEMENT of **Advent Wireless Inc.** (the "*Company*") for use at the Annual General Meeting of the shareholders of the Company (the "*Meeting*") to be held at Suite 2550 - 555 West Hastings Street, Vancouver, British Columbia, and at any adjournments thereof for the purpose set forth in the enclosed Notice of Annual General Meeting ("*Notice of Meeting*").

The solicitation of proxies is intended to be primarily by mail but may also be made by telephone, telegraph or other electronic means of communication or in person by the Directors and officers of the Company. The cost of such solicitation will be borne by the Company.

APPOINTMENT OF PROXYHOLDER

The individuals named in the accompanying form of proxy are Directors and/or officers of the Company. **A SHAREHOLDER WISHING TO APPOINT SOME OTHER PERSON (WHO NEED NOT BE A SHAREHOLDER) TO REPRESENT HIM OR HER AT THE MEETING HAS THE RIGHT TO DO SO, EITHER BY INSERTING SUCH PERSON'S NAME IN THE BLANK SPACE PROVIDED IN THE FORM OF PROXY OR BY COMPLETING ANOTHER FORM OF PROXY.** Such a shareholder should notify the nominee of his or her appointment, obtain his or her consent to act as proxy and instruct him or her on how the shareholder's shares are to be voted. In any case, the form of proxy should be dated and executed by the shareholder or his/her attorney authorized in writing, or if the shareholder is a corporation, under its corporate seal, or by an officer or attorney thereof duly authorized.

A proxy will not be valid for the Meeting or any adjournment thereof unless the completed form of proxy is delivered to the Pacific Corporate Trust Company not later than 48 hours (excluding Saturdays, Sundays and holidays) before the commencement of the Meeting. The mailing address for Pacific Corporate Trust Company is 10th Floor, 625 Howe Street, Vancouver, B.C. V6C 3B8 and its fax number is (604) 689-8144.

REVOCATION OF PROXIES

A proxy may be revoked at any time prior to the exercise thereof. If a person who has given a proxy attends personally at the Meeting at which such proxy is to be voted, such person may revoke the proxy and vote in person. In addition to revocation in any other manner permitted by law, a shareholder who has given a proxy may revoke it, any time before it is exercised, by instrument in writing executed by the shareholder or by his or her attorney authorized in writing and deposited with the Pacific Corporate Trust Company, 10th Floor, 625 Howe Street, Vancouver, B.C. V6C 3B8 at least 48 hours (excluding Saturdays, Sundays and holidays) before the Meeting. Where a proxy has been revoked, the shareholder may personally attend at the Meeting and vote his or her shares as if no proxy had been given.

NON-REGISTERED HOLDERS

Only registered holders of shares or the persons they appoint as their proxyholders are permitted to vote at the Meeting. In many cases, however, shares beneficially owned by a holder (a "*Non-Registered Holder*") are registered either:

(a) in the name of an Intermediary (an "*Intermediary*") that the Non-Registered Holder deals with in respect of the shares. Intermediaries include banks, trust companies, securities dealers or brokers, and trusts or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans, or

(b) in the name of a clearing agency (such as The Canadian Depository for Securities Limited (CDS)) of which the Intermediary is a participant.

In accordance with the requirements of National Instrument 54-101 of the Canadian Securities Administrators, the Company has distributed copies of proxy-related materials in connection with this Meeting (including this Information Circular) to Intermediaries and clearing agencies for onward distribution to Non-Registered Holders.

Intermediaries are required to forward the proxy-related materials to Non-Registered Holders unless a Non-Registered Holder has waived the right to receive them. Intermediaries often use service companies (such as ADP Independent Investor Communications Corporation (IICC)) to forward the proxy-related materials to Non-Registered Holders. Generally, Non-Registered Holders who have not waived the right to receive proxy-related materials will be sent a voting instruction form, which must be completed, signed and returned by the Non-Registered Holder in accordance with the Intermediary's directions on the voting instruction form. In some cases, such Non-Registered Holders will instead be given a proxy, which has already been signed by the Intermediary (typically by a facsimile, stamped signature) which is restricted as to the number of shares beneficially owned by the Non-Registered Holder but which is otherwise not completed. This form of proxy does not need to be signed by the Non-Registered

Holder, but, to be used at the Meeting, needs to be properly completed and deposited with Computershare Trust Company of Canada as described under "*Solicitation of Proxies*".

The purpose of these procedures is to permit Non-Registered Holders to direct the voting of the shares that they beneficially own. Should a Non-Registered Holder wish to attend and vote at the Meeting in person (or have another person attend and vote on behalf of the Non-Registered Holder), the Non-Registered Holder should strike out the names of the persons named in the proxy and insert the Non-Registered Holder's (or such other person's) name in the blank space provided or, in the case of a voting instruction form, follow the corresponding instructions on the form.

Non-Registered Holders should carefully follow the instructions of their Intermediaries and their service companies, including instructions regarding when and where the voting instruction form or Proxy form is to be delivered.

VOTING OF PROXIES

The persons named in the enclosed form of proxy have indicated their willingness to represent, as proxyholders, the shareholders who appoint them. Each shareholder may instruct his or her proxyholder how to vote his or her shares by completing the blanks in the form of proxy.

Shares represented by properly executed proxy forms in favour of the persons designated on the enclosed proxy form will be voted or withheld from voting on any poll in accordance with instructions made on the proxy forms, and, if a shareholder specifies a choice as to any matters to be acted on, such shareholder's shares shall be voted accordingly. **In the absence of such instructions, the management designees, if named as proxy, will vote in favour of all matters set out thereon.**

EXERCISE OF DISCRETION

The enclosed form of proxy confers discretionary authority upon the persons named therein with respect to amendments and variations to matters identified in the Notice of Meeting and with respect to any other matters which may properly come before the Meeting. In the event that amendments or variations to matters identified in the Notice of Meeting are properly brought before the Meeting or any further or other business is properly brought before the Meeting, it is the intention of the person designated in the enclosed form of proxy to vote in accordance with their best judgement on such matters of business. At the time of printing this Information Circular, the management of the Company knows of no such amendments, variations or other matters to come before the Meeting.

RECORD DATE

The Company has set the close of business on May 14, 2004 as the record date (the "*Record Date*") for the Meeting.

PRINCIPAL HOLDERS OF SHARES AND VOTING RIGHTS

The Company is authorized to issue 100,000,000 common shares without par value of which 11,105,519 are issued and outstanding. The holders of common shares are entitled to one vote for each common share held. Holders of common shares or record on the Record Date will be entitled to vote at the Meeting. The Company has only one class of shares.

To the knowledge of the Company's directors and executive officers, the only persons or companies who beneficially own, directly or indirectly, or exercise control or direction, over shares carrying more than 10% of the voting rights attached to all class of the Company are:

Name	Percentage of Number of Shares	Issued Shares
CDS & Co. Toronto, ON	11.07%	1,229,996
Victor Chui Richmond, BC	10.46%	1,162,083

SHAREHOLDINGS OF PERSONS SOLICITING PROXIES

The Directors and executive officers are soliciting proxies by issuance of this Information Circular. Those persons, their present offices, and their beneficial shareholdings are as follows:

Name	Office	Number of Shares
Pang Gen Wong	President and Director	290,444
Edgar Pang	Secretary and Director	215,466
Anthony Kei-Fat Chan	Director	807,562
Sin-Kuen Yau	Director	453,333
Bill Hui	Director	NIL
Alice Chiu	Director	1,162,083
Rebecca Chui	Director	73,333

STATEMENT OF EXECUTIVE COMPENSATION

Summary Compensation Table

The following table sets out the compensation earned by each of the Named Executive Officers for each of the Company's three most recently completed financial years.

		Annual Compensation			Long Term Compensation			
					Awards		Payouts	
Name and Principal Occupation (a)	Year Ended (b)	Salary ($) (c)	Bonus ($) (d)	Other Annual Compensation ($) (e)	Securities Under Options/SARs Granted (#) (f)	Restricted Shares or Restricted Share Units ($) (g)	LTIP Payouts ($) (h)	All Other Compensation ($) (i)
Pang Gen Wong, President	2003	30,798.00	nil	nil	nil	nil	nil	nil
Victor Chui President,	2003 2002 2001	26,648.00 50,508.16 48,000.54	nil nil nil	nil nil nil	nil nil nil	nil nil nil	nil nil nil	nil nil nil

Notes:

(1) Mr. Wong was appointed President of the Company on June 18, 2003.

(2) Mr. Chui resigned as President of the Company on June 18, 2003.

Long Term Incentive Plans-Awards In Most Recently Completed Financial Year.

The Company did not make any awards to the Named Executive Officers under its Long-Term Incentive Plans during the most recently completed fiscal year.

Option/SAR Grants During the Most Recently Completed Financial Year

No options were granted to the Named Executive Officers during the most recently completed financial year.

Aggregated Option/SAR Exercised During the Most Recently Completed Financial Year and Financial Year-End Option/SAR Values

No options were exercised by any Named Executive Officer during the most recently completed financial year.

Termination of Employment, Change in Responsibilities and Employment Contracts

In the preceding financial year, no plans or arrangements were in place with Named Executive Officers where such plan or arrangement would result from the resignation, retirement or any other termination of employment of the officer's employment with the Company or from a change of control of the Company or a change in the Named

Executive Officer's responsibilities following a change in control and the amount involved, including periodic payments or installments, exceeds $100,000.

Compensation of Directors

There are no stated arrangements under which Directors of the Company were compensated by the Company during the most recently completed financial year for their services in the capacity as directors.

There are no other arrangements in addition to or in lieu of any standard arrangement under which Directors of the Company were compensated by the Company during the most recently completed financial year for their services in the capacity as Directors.

INTEREST OF INSIDERS IN MATERIAL TRANSACTIONS

No insider nor any proposed nominee for election as a Director of the Company, nor any associate or affiliate of the foregoing persons, has any material interest, direct or indirect, in any transactions since the commencement of the Company's last completed financial year, or in any proposed transaction which, in either case, has or will materially affect the Company.

INDEBTEDNESS OF DIRECTORS, EXECUTIVE OFFICERS AND SENIOR OFFICERS

None of the Directors, executive officers or senior officers of the Company are indebted to the Company.

PARTICULARS OF OTHER MATTERS TO BE ACTED UPON

1. Annual Report and Financial Statements

The Board of Directors has approved all of the information in the Annual Report of the Company, including the audited financial statements for the year ended December 31, 2003. A copy of the Annual Report, including the audited financial statements, is enclosed with this Information Circular.

2. Ratification Of Acts Of Directors

The management of the Company intends to propose resolution to ratify, confirm and approve all actions, deeds and conduct of the Directors on behalf of the Company since the date of the last Annual General Meeting.

3. Appointment Of Auditors

The management of the Company will recommend to the Meeting to re-appoint PricewaterhouseCoopers LLP, Chartered Accountants, as auditors of the Company and to authorize the Directors to fix their remuneration.

4. Stock Option Plan

The policies of the TSX Venture Exchange (the "*Exchange*") require all listed companies to establish an incentive stock option plan and to have the plan presented to shareholders for approval. At the Meeting, the management of the Company will ask the shareholders to approve a rolling 10% stock option plan (the "*2004 Plan*").

The 2004 Plan will consist of shares of the Company's authorized but unissued common shares and will be limited to 10% of the issued common shares of the Company at the time of any granting of options (on a non-diluted basis). Any previously granted options will be deemed to be accepted into and governed by the 2004 Plan, and if any options granted expire or terminate for any reason without having been exercised in full, the unpurchased shares shall again be available under the 2004 Plan.

A copy of the 2004 Plan is available for review at the offices of Devlin Jensen, Barristers & Solicitors, the registered offices of the Company, at Suite 2550 – 555 West Hastings Street, Vancouver, BC V6B 4N5 during normal business hours up to and including the date of the Meeting.

The Company is asking shareholders to approve the following resolutions:

> "Resolved that, subject to regulatory approval:
>
> 1. the Company's 2004 stock option plan (the "*Plan*") be and it is hereby adopted and approved;
>
> 2. the Board of Directors be authorized to grant options under and subject to the terms and conditions of the Plan, which may be exercised to purchase up to 10% of the issued common shares of the Company;
>
> 3. the outstanding stock options which have been granted prior to the implementation of the Plan shall, for the purpose of calculating the number of stock options that may be granted under the Plan, be treated as options granted under the Plan; and
>
> 4. the Directors and officers of the Company be authorized and directed to perform such acts and deeds and things and execute all such documents, agreements and other writings as may be required to give effect to the true intent of these resolutions."

5. Disinterested Shareholder Approval To Certain Amendments To Incentive Stock Options Held By Insiders

Exchange policy also requires that listed companies obtain the approval of disinterested shareholders for reductions in the exercise prices of options granted to insiders. This policy provides that such disinterested shareholder approval must take place at a meeting of the shareholders.

During the past fiscal year, the Company has not reduced the price of any incentive stock options held by insiders. However, the approval of disinterested shareholders will be sought at the Meeting for such reductions which may occur in the ensuing year.

6. Election Of Directors

It is proposed that the persons listed below be nominated for election as Directors at the Meeting. The persons designated in the enclosed form of proxy, unless instructed otherwise, intend to vote for the election of the nominees listed below to the Board of Directors. Each Director elected will hold office until the close of the next annual general meeting, or until his successor is duly elected or appointed, unless his office is earlier vacated.

Management does not contemplate that any of the nominees will be unable to serve as a Director but, if that should occur for any reason prior to the Meeting, the persons designated in the enclosed form of proxy reserve the right to vote for other nominees in their discretion.

The following table sets forth, for all persons proposed to be nominated for election as Directors, all positions and offices with the Company now held by them, their principal occupations, the periods during which they have served as Directors of the Company, and the number of voting shares of the Company beneficially owned, directly or indirectly, by each of them, or over which they exercise control or direction, as of May 14, 2004.

Name	Principal Occupation	Director Since	Number of Shares Beneficially Owned, Controlled or Directed
PANG GEN WONG Richmond, BC **President and Director**	Vice President, Am-Call Wireless Inc. (1995 – present); Sales Manager, CSL, a subsidiary of Hong Kong Telecom (1985 – 1995)	Apr. 2/03	290,444
EDGAR PANG Markham, ON **Secretary and a Director**	Vice-President - Finance, Am-Call Wireless Inc. (1991 – present); Vice-President - Loans, Hang Seng Bank (1990 – 1991); Vice-President, Branch Manager, Ka Wah Bank (1979 – 1990)	Apr. 24/92	215,466
ANTHONY KEI-FAT CHAN Coquitlam, BC **Director**	Vice President, Am-Call Wireless Inc. (1993 - Present); Banking Sub-Manager and Head of Credit Department, Shanghai Commercial Bank Ltd. (1969 – 1992)	Apr. 24/92	807,562
SIN-KUEN YAU Vancouver, BC **Director**	Sales Manager, Am-Call Wireless Inc. (1992 – Present); Sales Manager, Vantel Trading (1990 – 1992); Operations Manager, East Asia Professional Photo Lab (1979 – 1990)	Apr. 24/92	453,333
BILL HUI Vancouver, BC **Director**	President (Founder) Conett Developments Ltd.	Jun. 18/03	NIL
ALICE CHIU West Vancouver, BC **Director**	PR Manager, AM-Call Wireless Inc. (1994 - present); Manager, Hong Kong Shares Dealing Mansion House Securities Ltd. (1983 – 1989)	Feb. 05/2004	1,162,083
REBECCA CHUI North Vancouver, BC **Director**	Administration Manager, Am-Call Wireless Inc. (1992 – present); Sales Manager, Hang Shun Packing Material Supplies Company (1987 – 1991)	Feb. 05/04	73,333

All of those nominees who are presently Directors will have their term of office as Directors expire as of the date of the Meeting. All of the Directors who are elected will have their term of office expire at the next Annual General Meeting of the Company.

7. Compliance with *Business Corporations Act*, British Columbia

On March 29, 2004, the British Columbia Legislature enacted the *Business Corporations Act*, (the "New Act") and repealed the *Company Act*, which previously governed the Company. The New Act streamlines many issues pertaining to how companies are formed and managed. All pre-existing British Columbia companies are required to adapt to the New Act. To do so, there are three steps: (i) first is to file a Transition Application with the British Columbia Registrar of Companies, which the Company will do prior to the Meeting; (ii) Shareholders must then approve the removal of what are known as "pre-existing company provisions" from the Notice of Articles that forms part of the Transition Application; and (iii) Shareholders then adopt a new form of Articles that takes advantage of various provisions of the New Act.

The Notice of Articles, filed with the Transition Application, is a replacement to the Company's existing Memorandum, and sets out such items as the Company's authorized share capital and the names and addresses of the Company's directors. "Pre existing company provisions" are matters set out in the Company's current Articles which conflict with various provisions of the New Act. A company remains subject to its pre-existing company provisions until the Shareholders remove these provisions by special resolution.

At the Meeting, Management will ask the Shareholders to approve, by special resolution, that:

1. the Notice of Articles of the Company be altered to remove the application of the pre-existing company provisions, through the filing of a Notice of Alteration;

2. subject to paragraph 3 below, the solicitors for the Company are authorized and directed to prepare and electronically file the Notice of Alteration with the Registrar of Companies; and

3. the Notice of Alteration shall not be filed with the Registrar of Companies unless and until this resolution has been received for deposit at the Company's record office.

At the Meeting, Management will ask the Shareholders to adopt the following special resolutions, that:

1. the existing Articles of the Company be deleted in their entirety and the form of Articles presented at the Meeting be adopted as the Articles of the Company; and

2. the alterations made to the Company's Articles shall take effect upon deposit of this resolution into the Company's Minute Book.

At the Meeting, Management will also ask the Shareholders to approve, by ordinary resolution, that:

1. pursuant to section 46 of the *Business Corporations Act*, persons, other than a current director of the Company, may only inspect the Company's records at the Company's records office between the hours of 10:00 a.m. and 12:00 p.m. on normal business days in the Province of British Columbia.

A complete copy of the Company's proposed new Articles will be available for review at the Meeting, and for a period of ten days prior thereto, at the Company's offices at Suite 1103 – 3779 Sexsmith Road, Richmond, BC V6X 3Z9.

8. Other Matters

The Company will consider and transact such other business as may properly come before the Meeting or any adjournment thereof. The Management of the Company knows of no other matters to come before the Meeting other than those referred to in the Notice of Meeting. Should any other matters properly come before the Meeting, the shares represented by the proxy solicited hereby will be voted on such matter in accordance with the best judgment of the persons voting by proxy.

Matters which may properly come before the Meeting shall be any matter not effecting a change in the Articles or Memorandum of the Company, not effecting a change in control of the Company, or not disposing of all or substantially all of the assets of the Company.

DATED at Vancouver, British Columbia, this 19th day of May, 2004.

BY ORDER OF THE BOARD OF DIRECTORS OF
ADVENT WIRELESS INC.

"PANG GEN WONG"
President

Advent Wireless Inc.
(formerly Advent Communications Corp.)

Consolidated Financial Statements
December 31, 2003 and 2002

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
Chartered Accountants
PricewaterhouseCoopers Place
250 Howe Street, Suite 700
Vancouver, British Columbia
Canada V6C 3S7
Telephone +1 (604) 806 7000
Facsimile +1 (604) 806 7806

March 15, 2004

Auditors' Report

To the Shareholders of
Advent Wireless Inc.

We have audited the consolidated balance sheets of **Advent Wireless Inc.** (formerly Advent Communications Corp.) as at December 31, 2003 and 2002 and the consolidated statements of earnings, deficit and cash flows for the years then ended. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at December 31, 2003 and 2002 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles. As required by the British Columbia Company Act, we report that, in our opinion, these principles have been applied on a consistent basis.

(signed) PricewaterhouseCoopers LLP

Chartered Accountants

Advent Wireless Inc.

(formerly Advent Communications Corp.)

Consolidated Balance Sheets

As at December 31, 2003 and 2002

	2003 $	2002 $
Assets		
Current assets		
Cash and cash equivalents	216,766	1,641,978
Accounts receivable	1,585,924	747,682
Inventories	607,531	462,625
Prepaid expenses	290,869	60,811
Future income tax asset (note 10(b))	57,000	-
	2,758,090	2,913,096
Property and equipment (note 4)	1,543,784	1,290,521
Intangible assets (note 5)	445,031	-
Future income tax asset (note 10(b))	92,000	-
	4,838,905	4,203,617
Liabilities		
Current liabilities		
Accounts payable and accrued liabilities	2,015,892	1,864,219
Deferred revenue	61,031	88,873
Mortgage loans (note 7)	444,429	597,618
	2,521,352	2,550,710
Customer deposits	10,077	8,181
Advances from shareholders (note 6)	250,000	1,000,000
	2,781,429	3,558,891
Shareholders' Equity		
Capital stock (note 8)	3,791,160	2,691,160
Deficit	(1,733,684)	(2,046,434)
	2,057,476	644,726
	4,838,905	4,203,617

Nature of operations (note 1)

Commitments (note 11)

Approved by the Board of Directors

(signed) Bill Hui Director (signed) Gen Wong Director

Advent Wireless Inc.
(formerly Advent Communications Corp.)
Consolidated Statements of Deficit
For the years ended December 31, 2003 and 2002

	2003 $	2002 $
Deficit - Beginning of year	(2,046,434)	(2,106,168)
Net earnings for the year	312,750	59,734
Deficit - End of year	(1,733,684)	(2,046,434)

Advent Wireless Inc.

(formerly Advent Communications Corp.)
Consolidated Statements of Earnings
For the years ended December 31, 2003 and 2002

	2003 $	2002 $
Revenue	10,447,526	9,636,772
Cost of sales	7,138,447	7,101,362
	3,309,079	2,535,410
Expenses		
General and administration	2,939,828	2,287,863
Depreciation and amortization	96,127	56,889
Bank charges and interest	81,632	93,804
Interest on mortgage loans	27,742	37,120
	3,145,329	2,475,676
Earnings before income taxes	163,750	59,734
Recovery of future income taxes (note 10)	149,000	-
Net earnings for the year	312,750	59,734
Basic and diluted earnings per share (note 9)	0.052	0.014

Advent Wireless Inc.

(formerly Advent Communications Corp.)

Consolidated Statements of Cash Flows

For the years ended December 31, 2003 and 2002

	2003 $	2002 $
Cash flows from operating activities		
Net earnings for the year	312,750	59,734
Items not affecting cash		
Depreciation and amortization	96,127	56,889
Loss on disposal of property and equipment	-	(6,026)
Future income taxes	(149,000)	-
	259,877	110,597
Changes in non-cash working capital		
Accounts receivable	(838,242)	(317,869)
Inventories	(88,002)	(155,706)
Prepaid expenses	(230,058)	(33,495)
Accounts payable and accrued liabilities	151,673	590,307
Deferred revenue	(27,842)	(80,419)
	(1,032,471)	2,818
	(772,594)	113,415
Cash flows from investing activities		
Business acquisition	(657,194)	-
Purchase of property and equipment	(194,131)	(51,675)
Proceeds from disposal of property and equipment	-	22,500
	(851,325)	(29,175)
Cash flows from financing activities		
Increase in share capital	1,100,000	-
Decrease in customer deposits	1,896	(12,098)
Advances from shareholders	50,000	200,000
Repayment of advances from shareholders	(800,000)	(100,000)
Repayment of mortgage loans	(153,189)	(49,514)
	198,707	38,388
(Decrease) increase in cash and cash equivalents	(1,425,212)	122,628
Cash and cash equivalents - Beginning of year	1,641,978	1,519,350
Cash and cash equivalents - End of year	216,766	1,641,978
Supplementary cash flow information		
Taxes paid	-	2,008
Interest paid	120,044	55,724
Interest received	9,302	6,953

1 Nature of operations

Advent Wireless Inc. (formerly Advent Communications Corp.), together with its wholly-owned subsidiary, (the company), is an independent specialty retailer of cellular and wireless products, services and accessories, with 14 stores in Canada (9 in Toronto and 5 in Vancouver).

These consolidated financial statements of the company have been prepared on the basis of accounting principles applicable to a going concern, which assumes the realization of assets and discharge of liabilities in the normal course of business. The company's ability to continue as a going concern is dependent upon the ability of the company to renew existing financing, maintain profitable operations, and continue its relationship with Rogers Wireless (formerly Rogers AT&T) (note 12). During the year ended December 31, 2003, the company expanded its operations through a business acquisition of additional retail locations. The company's deficit position improved in the year to $1,733,684 (2002 - $2,046,434). Management believes that these actions together with a return of profitability and the continued support of related parties make the use of the going concern basis appropriate. The consolidated financial statements do not give effect to any adjustments that would be necessary should the company not be able to continue as a going concern; such adjustments could be material.

2 Significant accounting policies

Basis of consolidation

The consolidated financial statements include the accounts of Advent Wireless Inc. and its wholly-owned subsidiary, Am-Call Wireless Inc.

Revenue recognition

The company earns revenue from several sources. The principal sources of revenue to the company and recognition of these revenues for financial statement purposes are as follows:

a) Sales of cellular phones, pagers, and related products are recognized when goods and services are delivered.

b) Monthly commission revenue in connection with cellular phones activation is recorded in the month in which services are provided.

c) Pager and airtime rental is recognized as revenue when services are provided.

Inventories

Inventories are valued at the lower of cost and net realizable value.

Property and equipment

Property and equipment are stated at cost. Depreciation is provided at the following annual rates:

Building	4% declining balance
Computer hardware, paging services operating system and terminal	30% declining balance
Signs, furniture, fixtures and equipment	20% declining balance
Leasehold improvements	straight-line over terms of leases

The paging services operating system is used for paging and cellular phone customers in the areas of operator assistance, secretarial, answering, customer billing and recording functions. The cost of the system consists of computer hardware, software, development and staff training costs.

Intangible assets

Intangible assets with finite lives acquired in a business acquisition or other transaction, are amortized on a straight-line basis over their estimated useful lives:

Non-competition agreements	3 years
Customer contracts and related customer relationships	5 years

These intangible assets are subject to an annual impairment test comparing carrying values to net recoverable amount.

Deferred revenue

Deferred revenue represents payments received in advance from customers for pager rentals and monthly air-time charges.

Customer deposits

Customer deposits represent security deposits for rental pagers to be refunded to customers upon the termination of rental contracts. Except for the portion included in current liabilities, such deposits are not likely to be refunded within the next 12 months in the normal course of business.

Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions which affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. While management believes that these estimates and assumptions are reasonable, actual results could vary significantly.

Cash and cash equivalents

Cash and cash equivalents consist of cash in bank and bank lines of credit, which are an integral part of the company's cash management.

Stock-based compensation and other stock-based payments

Effective January 1, 2002, the company adopted Canadian Institute of Chartered Accountants (CICA) Handbook section 3870, "Stock-based Compensation and Other Stock-based Payments", which establishes standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services provided by employees and non-employees. The standard requires that a fair value-based method of accounting be applied to all stock-based payments to non-employees and to employee awards that are direct awards of stock that call for settlement in cash or other assets or are stock appreciation rights that call for settlement by issuance of equity instruments. The company did not grant any stock-based compensation or other stock-based payments during the years ended December 31, 2003 and 2002.

Income taxes

Income taxes are calculated using the liability method of tax allocation accounting. Temporary differences arising from the difference between the tax basis of an asset or liability and its carrying amount on the balance sheet are used to calculate future income tax liabilities or assets. Future income tax liabilities or assets are calculated using tax rates anticipated to apply in the periods that the temporary differences are expected to reverse. Temporary differences arising from the acquisitions of assets or business may result in future income tax liabilities or assets.

3 Business acquisition

Effective November 1, 2003, the company acquired certain assets from Cellular Master Inc. (CMI), including property leases and leasehold improvements related to retail locations in Ontario, customer contracts and related customer relationships, inventory and the associated Rogers Dealer Agreement. The total cash consideration paid was $357,194.

The company also signed non-competition agreements with certain members of senior management of CMI. The company paid $300,000 in connection with these agreements.

The acquisition is accounted for by the purchase method. The allocation of the purchase price to the fair value of the assets acquired was as follows:

	$
Leasehold improvements	133,016
Inventory	56,904
	189,920
Intangible assets:	
Customer contracts and related customer relationships	167,274
Non-competition agreements	300,000
	467,274
	657,194

In connection with the acquisition, the asset purchase agreement provided the company with an option to buy or lease two additional locations from CMI. This option was exercised. Furthermore, the company entered into a consulting agreement for management consulting services by certain members of senior management of CMI. The cost of the consulting fees will be expensed as the services are received under this agreement.

4 Property and equipment

			2003	2002
	Cost $	Accumulated depreciation $	Net $	Net $
Land	613,732	-	613,732	613,732
Building	834,451	162,761	671,690	544,677
Leasehold improvements	307,168	124,049	183,119	47,156
Paging services operating system and terminal	129,207	119,070	10,137	13,999
Furniture, fixtures and equipment	134,795	120,537	14,258	17,649
Computer hardware	93,622	64,073	29,549	34,823
Signs	62,984	41,685	21,299	18,485
	2,175,959	632,175	1,543,784	1,290,521

5 Intangible assets

	2003			2002
	Cost $	Accumulated amortization $	Net $	Net $
Non-competition agreements	300,000	16,667	283,333	-
Customer contracts and related customer relationships	167,274	5,576	161,698	-
	467,274	22,243	445,031	-

6 Advances from shareholders

Advances from certain shareholders bear interest at 5% (2002 - 5%) and are due twelve months plus one day after the date of demand for repayment.

During the year, $36,875 (2002 - $48,751) of interest was expensed.

7 Mortgage loans

	2003 $	2002 $
Mortgage with interest at prime plus 0.75% and term ending May 30, 2004, monthly repayments of $1,072 including interest, amortized over a remaining term of 11 years, secured by retail premises	117,083	123,390
Mortgage with interest at prime plus 0.875% and term ending September 30, 2004, monthly repayments of $3,150 including interest, amortized over a remaining term of 16 years, secured by retail premises	166,753	293,124
Mortgage with interest at prime plus 1% and term ending October 16, 2004, monthly principal repayments of $917 plus interest, amortized over a remaining term of 7 years, secured by retail premises	97,255	108,258
Mortgage with interest at prime plus 1% and term ending August 1, 2004, monthly principal repayments of $792 plus interest, amortized over a remaining term of 9 years, secured by retail premises	63,338	72,846
	444,429	597,618

The mortgage loans have various amortization terms ranging from 7 to 16 years. The company agrees interest rate terms for each mortgage loan for a one-year term in order to take advantage of floating interest rates.

Principal payments in each of the next five years are as follows:

	$
2004	56,064
2005	58,299
2006	60,470
2007	62,767
2008	65,054
Thereafter	141,775
	444,429

The mortgage loans are classified as current because they are repayable on demand from the company's lender.

8 Capital stock

Authorized
100,000,000 common shares without par value

Issued and outstanding

	Number of shares	Amount $
Balance - December 31, 2002	12,691,556	2,691,160
Share consolidation 3:1	4,230,519	2,691,160
Private placement	6,875,000	1,100,000
Balance - December 31, 2003	11,105,519	3,791,160

On August 19, 2003, the company consolidated its common shares at a ratio of 3:1, issuing one new common share for each 3 common shares outstanding.

a) Private placement

On September 30, 2003, the company issued 6,875,000 shares at $0.16 per share for $1,100,000 through a private placement.

b) Stock options

In February 2000, the company issued 1,200,000 stock options to certain directors and employees of the company at an exercise price of $0.65 per share expiring February 2002. These options expired in February 2002.

A summary of the company's stock option plan as at December 31, 2003 and 2002 and changes during the period ended on the dates is presented below:

	2003		2002	
	Number of shares (000s)	Weighted average exercise price $	Number of shares (000s)	Weighted average exercise price $
Outstanding - Beginning of year	-	-	388	0.22
Forfeited or cancelled	-	-	388	0.22

The number of shares and weighted average exercise price have been adjusted retroactively to reflect the change in outstanding common shares due to a 3:1 share consolidation during the year.

9 Earnings per share

	2003 $	2002 $
Net earnings applicable to common shares	312,750	59,734
Weighted average number of common stock outstanding	6,001,066	4,230,519
Basic earnings per share	0.052	0.014
Diluted earnings per share	0.052	0.014

The earnings per share has been adjusted retroactively to reflect the change in outstanding common shares due to a 3:1 share consolidation during the year.

10 Income taxes

a) Income tax rate reconciliation:

The effective income tax rate differs from the statutory rate that would be obtained by applying the combined Canadian basic federal and provincial income tax rate to earnings before taxes. These differences result from the following items:

	2003 $	2002 $
Combined Canadian basic federal and provincial income tax rate	36.89%	38.89%
Income tax provision at statutory rate	60,407	23,231
Increase (decrease) resulting from:		
Income tax expense (recovery) at statutory rate		
Permanent differences	2,613	2,471
Change in valuation allowance	(231,000)	(60,000)
Effect of change in statutory tax rates	18,980	34,298
Income tax expense (recovery)	(149,000)	-

b) Significant components of the company's future income tax assets are as follows:

	2003 $	2002 $
Non-capital losses (note 10(c))	90,000	155,000
Property and equipment	31,000	40,000
Intangible assets	28,000	36,000
	149,000	231,000
Valuation allowance	-	(231,000)
	149,000	-
As reported in the balance sheet:		
Current future income tax asset	57,000	-
Non-current future income tax asset	92,000	-
	149,000	-

Future income tax assets are evaluated and if realization is not considered "more likely than not" a valuation allowance is provided.

c) The company has accumulated losses for income tax purposes that may be deducted in the calculation of future taxable income. These non-capital losses will expire as follows:

	$
2004	42,000
2005	21,000
2006	1,000
2008	180,000
	244,000

11 Commitments

The company has entered into leases for twelve retail and office premises that expire between 2004 and 2009. Minimum lease payments are as follows:

	$
2004	265,998
2005	252,111
2006	213,033
2007	130,426
2008	96,491
Thereafter	4,288
	962,347

The company has an operating line of credit of $300,000 guaranteed by a general security agreement and an assignment of book debts, inventory and fire insurance proceeds, bearing interest at prime rate plus 1.5% (2002 - prime plus 1.5%).

As part of the asset purchase agreement with CMI (note 3), the company took assignment of a purchase and sale agreement for the purchase of a retail location for $258,800. As at December 31, 2003, a balance of $207,040 is payable upon the closing date of the contract.

As at December 31, 2003, a balance of $187,500 is payable under the consulting agreement for management consulting services (note 3) upon receipt of such services by the company.

12 Financial instruments

Fair values of financial assets and liabilities

In management's opinion, the book values of financial assets and liabilities approximate the fair values of these instruments. The following summarizes the major methods and assumptions used in estimating the fair value of financial instruments:

a) Short-term financial instruments are valued at their carrying amounts included in the balance sheet, which are reasonable estimates of fair values due to the relatively short period to maturity of the instruments. This approach applies to cash and cash equivalents, accounts receivable, operating line of credit, accounts payable and accrued liabilities, and mortgage loans.

b) The advances from shareholders are valued at their carrying amount included in the balance sheet. Fair value is not practicable to estimate because the advances are non-arm's length and without specific terms of repayment.

c) Rates currently available to the company for mortgage loans with similar terms and remaining maturities are used to estimate the fair value of existing borrowings.

Interest rate risk exposure

All of the company's financial assets and liabilities are non-interest bearing except cash and cash equivalents, which bear a floating interest rate, and advances from shareholders, mortgage loans, and the operating line of credit, which bear interest as described in notes 6, 7 and 11 respectively.

Credit risk and economic dependence

For the year ended December 31, 2003, the company earned a significant portion of its revenue from Rogers Wireless. The company's exposure to credit risk is limited to the carrying value of its accounts receivable. As at December 31, 2003, approximately 99% (2002 - 96%) of the accounts receivable balance and 60% (2002 - 61%) of revenues for the year then ended were derived from commissions revenue from Rogers Wireless, a subsidiary of Rogers Communications Inc.

Advent Wireless Inc.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview

Advent Wireless Inc., together with its wholly owned subsidiary, Am-Call Wireless Inc., is an independent specialty retailer of cellular and wireless products, services and accessories, with 14 stores in Canada (9 in Toronto and 5 in Vancouver).

The Company's business strategy is to offer one-stop shopping for consumers to purchase voice and data enabled cellular devices, paging, and other wireless products and accessories. It also sells auxiliary products such as long distance, hi-speed internet and digital cable services.

The Company has historically focused on the ethnic Asian markets in Toronto and Vancouver, supported by knowledgeable customer service representatives who speak both English and Chinese, while offering a wide range of products and services at competitive prices through conveniently located and attractively designed stores.

The Company believes that this strategy provides it with a competitive advantage by combining product selection, competitive prices and knowledgeable service in the customers' native language, results in longer term subscription with a lower cancellation rate.

Successful completion of 2003 expansion

In July 2003, the Company entered into a lease for a premises previously occupied by another Rogers Wireless dealer in Vancouver, renovated it and merged it with an existing Company location in the same area. This amalgamation resulted in a bigger and more updated store and should give us much higher visibility and presence in the area. Total number of stores in Vancouver at the end of 2003 remains at 5.

In November 2003, the Company purchased four retail locations from another Rogers Wireless dealer in Toronto, allowing the Company to expand into new areas and communities of the city. As the result of this acquisition, the number of stores in Toronto at year end 2003 increased to 9.

Results of operations

Revenue increased by 8% from $9,636,772 to $10,447,526. As with last year, the increase was due to increase in phone sales and activation commission received from the carrier.

The total number of paging and cellular subscribers increased by 91% from 34338 at yearend 2002 to 65712 at year end 2003. The cellular residual base of the Company increased by 96% during the year as a result of internal growth as well as the two acquisitions in 2003. The Company's paging subscriber base continued its downward trend in 2003. This situation is expected to continue into 2004.

Gross profit margin improved from 26% in 2002 to 32% in 2003. Although revenue growth is less in 2003 compared to 2002 gross profit still registered an increased of 31% over 2002, jumping from $2,535410 to $3,309,079. The increase in gross profit margin is due to the success of several high margin market initiatives that the Company launched in 2003.

General and Administration expenses increased by 28% to $2,939,828 in 2003, compared to $2,287,863 in 2002. This increase is a result of increase in advertising and promotional expenses (31%), office expenses (34%) and salary and related employment expenses (18%). These increases are considered reasonable given the increased in size of the Company's operations in 2003.

Depreciation and amortization increased by $39,238 or 69% to $96,127 in 2003. The increase in depreciation is attributable to an increase in capital and intangible assets as a result of the acquisitions made in 2003.

Bank charges and interest decreased during 2003 as a result of repayment of certain advances from shareholders and mortgage loans, as well as a downward trend in the cost of borrowing.

Net income jumped from $59,734 in 2002 to $312,750 in 2003. Of the $312,750, $163,750 is from operations and $149,000 is from recovery of future income taxes. Basic earnings per share improved from $0.019 to $0.047.

Liquidity and Capital resources

The Company had a net cash outflow from its operating activities of $772,594 in 2003 as compared to a net cash inflow from its operating activities of $113,415 in 2002. This decrease is the result of a significant increase in accounts receivable and prepaid expenses and a decrease in accounts payable during the year.

Net cash required by investing activities increased to $851,325 in the year ended 2003 from $29,175 in the year ended 2002 as a result of the acquisitions undertaken by the Company in 2003.

The Company's net cash flow provided for by financing activities increased to $198,707 in 2003 from $38,388 in 2002. The increase was primarily due to the net proceeds from a private placement completed during 2003. This was offset by the repayment of certain advances from shareholders and mortgage loans.

Year end 2003 cash and cash equivalents decreased to $216,766 from $1,641,978 in 2002.

In 2003, the Company has a $300,000 line of credit in place (2002 - $180,000) to provide a liquidity backup.

Contractual obligations

	lease payment	mortgage payment	management contract	capital investment	Total
2004	265,998	56,064	187,500		509,562
2005	252,111	58,299		207,040	517,450
2006	213,033	60,470			273,503
2007	130,426	62,767			193,193
2008	96,491	65,054			161,545
thereafter	4,288	141,775			146,063

The Company has entered into leases for twelve retail and office premises. The leases are normally 5 years with various expiry dates.

The Company also owns five commercial (retail) condominium units, two in Vancouver and three in Toronto. They are all located in high traffic pedestrian malls. Four of the five units have mortgage loans outstanding.

In connection with one of the business acquisitions in 2003, the Company entered into a consulting agreement with certain senior management of the seller. This agreement will end in 2004.

Also in connection with that acquisition, the Company took assignment of a sale and purchase agreement of another commercial (retail) unit. The project is still under construction and is expected to close in 2005. Financing arrangements were outstanding at year end 2003.

Off-balance sheet arrangements

The Company had no off-balance sheet arrangement in place at year end December 31, 2003, other than the operating leases referred to in the contractual obligation table.

Transactions with related parties

Other than a shareholders loan for $250,000, the Company had no transactions with related parties during the year 2003.

Details of critical accounting estimates

In connection with the business acquisitions in 2003, management allocated the purchase price to the fair value of the assets acquired as follows:

	$	
Leasehold improvements	133,016	
Inventory	56,904	
	189,920	
Intangible assets:		
Customer contracts and related customer relationships		167,274
Non-competition agreements		300,000
	467,274	
	657,194	

Additional accounting estimates were made to determine the amortization of the intangible assets acquired. Management believes the following amortization periods are appropriate:

Non-competition agreements – straight line over 3 years
Customer contracts and relationships – straight line over 5 years

No valuation allowance is considered necessary against the future income tax asset in 2003 as management has evaluated that its realization is considered more likely than not.

The Company's significant accounting policies are disclosed in note 2 of the consolidated financial statements.

Reporting back

In the 2002 Management Discussion and Analysis, management discussed the outlook on the following areas affecting the Company in 2003 – below is an update on these items:

- The paging industry continued to decline and as a result the Company's paging customer base further decreased by 31% during 2003. The Company expects this trend to continue as phones and other data devices become more and more popular. Nevertheless, the Company does not believe this will have a serious impact on its financial results as paging revenue accounts for less than 5% of total revenue in 2003.

- The Company's community web site i2828.com is operating smoothly with the features outlined in 2002 fully implemented.

- Am-Call Long Distance and Global Call Forwarding Service were launched in Vancouver in 2003. Customers in both cities can now enjoy low cost yet good quality long distance rates to most countries all over the world. For customers who travel, they can now call forward their domestic number to an overseas number, while at the same time enjoy the same low long distance rates. Customers who move from one country to another can even change the call forward destination number over the web, affording them maximum flexibility.

Outlook

In 2004, the Company will continue its expansion by opening more retail locations in both Vancouver and Toronto. Working together with the Company's service carrier, Rogers Wireless, the Company has identified and secured at least one store location in Vancouver and three store locations in Toronto. While the Company's customer base has been traditionally from the Asian market, the Company also realizes the potential risk of concentrating too much on one customer group. Accordingly, many of the new locations that have been identified are in "mixed ethnic" neighborhoods. This would allow the Company to spread out its business into different geographic and ethnic areas of the cities.

Competition in the retail wireless market is always intense and is expected to continue in the next several years. To remain successful, the Company will stay focused on further building on its strengths – convenient locations, knowledgeable staff, good products and competitive pricing.

In terms of market developments, the Company expects the following:

- Besides voice, wireless data will become another battlefront as carriers start to turn their focus to offering better, faster and more economical applications.
- 3G (third generation) technologies, which are expected to deliver increased data speeds required to offer many new wireless services, will be available in Canada in 2004/2005.
- Voice over Internet Protocol(VoIP) has been a technology in process for a number of years, and is now developed to a point that major carriers are beginning to offer it to their customers. Rogers Wireless, the Company's carrier, is expected to launch VoIP service in 2005.

The availability of these services and related products will, in the Company's opinion, have a positive effect on its future revenue and profitability. Having said that, however, since the Company does not develop nor manufacture these services and products, its success would ultimately depend on the ability of the Company's carrier and product manufacturers to bring them to market.

The Company will be renewing the Dealer Agreement with its service provider, Rogers Wireless, in 2004. Management does not expect any problems in this process.

<u>Forward-looking statements</u>

This MD & A contains certain forward-looking statements that are made based on management's judgment and expectations, but are inherently subject to risks and uncertainties beyond management and the Corporation's control. These risks and uncertainties include economic conditions, market fluctuations, interest rate, regulatory change and competitive developments. Actual results may differ materially from those anticipated in the forward-looking statements.

SUPPLEMENTAL MAILING LIST

RETURN CARD

TO: **ADVENT WIRELESS INC.**

The undersigned certifies that he/she is the owner of securities of **Advent Wireless Inc.** (the "Company") and requests that he/she be placed on the Company's Supplemental Mailing List in respect of its interim financial statements.

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